

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 1, 2021

John Climaco
Chief Executive Officer
CNS Pharmaceuticals, Inc.
2100 West Loop South, Suite 900
Houston, Texas 77027

       Re: CNS Pharmaceuticals, Inc.
          Registration Statement on Form S-3
          Filed January 27, 2021
          File No. 333-252471

Dear Mr. Climaco:

      This is to advise you that we have not reviewed and will not review your registration statement.

      Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Tim Buchmiller at (202) 551-3635 with any questions.

                           Sincerely,

                           Division of Corporation Finance
                           Office of Life Sciences

cc: Cavas S. Pavri, Esq.